Filed by Hostess Brands, Inc. (Commission File No. 001-37540)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

. . .

Emails in the following form were shared with certain customers of Hostess Brands on September 11, 2023.

To: Hostess Brands Customers

From: XXXX

Date: September 11, 2023

Subject: Hostess Brands Business Update

To our valued customers,

Today, Hostess Brands announced it is entering its next chapter by entering into an agreement to join The J.M. Smucker Co. This announcement is a testament to the hard work and dedication of each member of our team to our customers, our consumers and each other. At Hostess Brands, we consistently strive to be an indispensable partner to you by driving growth for our collective businesses. Our strength in the convenience channel is highly complementary to The J.M. Smucker Co.’s business, and we believe that by combining our iconic brand portfolio with The J.M. Smucker Co., we will enhance our ability to excel as a combined company in the rapidly growing snacking category and broader evolving food industry.

Above all, this transaction will ensure that we can deliver maximum value to all of our stakeholders, including our valued customers. We are confident that with The J.M. Smucker Co., we will be able to continue to consistently deliver high-quality snacks and excellent service, while also maintaining a strong commitment to innovation. At Hostess Brands, we remain focused on growing the right way over the long-term, and The J.M. Smucker Co. will help us do that by helping to drive increased brand awareness and household penetration.

As of now, this transaction will not impact any existing customer relationships or contracts. All current contracts will continue to be honored and it remains business as usual at Hostess Brands for the time being. If there are any new changes that arise as a result of this process, we are committed to providing you additional updates as appropriate. Please reach out to your sales representative with additional questions.

Thank you for your continued partnership with Hostess Brands, and we look forward to continuing to grow together as we become part of The J.M. Smucker Co.

Sincerely,

[NAME]

[TITLE]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

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